Exhibit 99.1

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

Report of Independent Registered Public Accounting Firm and Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002

Report of Independent Registered Public Accounting Firm

To the Stockholders of Semiconductor Manufacturing International Corporation:

We have audited the accompanying consolidated balance sheets of Semiconductor Manufacturing International Corporation and its subsidiaries (the “Company”) as of December 31, 2004, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2004, 2003 and 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

Certified Public Accountants

Hong Kong

March 28, 2005

(June 17, 2005 as to Note 29)

Semiconductor Manufacturing International Corporation

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	NOTES	December 31,
		2004	2003	2002
ASSETS
Current assets:
Cash and cash equivalents		$607,172,570	$445,276,334	$91,864,301
Short-term investments	5	20,364,184	27,164,603	27,709,258
Accounts receivable, net of allowances of $1,105,165 in 2004, $114,473 in 2003 and $236,851 in 2002	4	169,188,287	90,538,517	20,110,115
Inventories	6	144,017,852	69,923,879	39,825,934
Prepaid expense and other current assets		12,842,994	15,387,319	5,557,196
Assets held for sale	7	1,831,972	32,591,363	—

Total current assets		955,417,859	680,882,015	185,066,804
Land use rights, net	8	39,197,774	41,935,460	49,354,292
Plant and equipment, net	9	3,311,924,599	1,523,564,055	1,290,909,507
Acquired intangible assets, net	10	77,735,299	41,120,465	14,747,500
Investments held to maturity	5	—	3,004,724	—

TOTAL ASSETS		$4,384,275,531	$2,290,506,719	$1,540,078,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	11	$364,333,613	$211,762,334	$154,208,515
Accrued expenses and other current liabilities		82,857,551	33,298,915	9,979,342
Short-term borrowings	14	91,000,000	—	3,624,597
Redeemable convertible promissory note	13	—	15,000,000	—
Current portion of long-term debt	14	191,986,372	—	—
Note payable to stockholder	12	—	27,018,043	50,000,000
Deposit received from stockholders	12	—	38,351,407	45,842,551
Income tax payable		152,000	—	—

Total current liabilities		730,329,536	325,430,699	263,655,005

Long-term liabilities:
Redeemable convertible promissory note	13	—	—	14,204,721
Long-term debt	14	544,462,074	479,960,575	391,226,808

Total long-term liabilities		544,462,074	479,960,575	405,431,529

Total liabilities		1,274,791,610	805,391,274	669,086,534

Commitments	19
Stockholders’ equity:
Series A convertible preference shares, $0.0004 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 954,977,374 in 2003 and 953,750,786 in 2002, respectively	16	—	381,990	381,499
Series A-1 non-convertible preference shares, $0.00001 par value, nil, 1,000,000,000 and 1,000,000,000 shares authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 219,499,674 in 2003 and 2002, respectively	16	—	2,195	2,195
Series A-2 convertible preference shares, $0.0004 par value, nil, 42,373,000 and 42,373,000 authorized in 2004, 2003 and 2002 shares issued and outstanding and nil in 2004,42,373,000 in 2003 and 2002, respectively	16	—	16,949	16,949
Series B convertible preference shares, $0.0004 par value, nil, 50,000,000 and 50,000,000 authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 2,350,000 in 2003 and 2002, respectively	16	—	940	940
Series C convertible preference shares, $0.0004 par value, nil, 215,285,714 and nil authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 181,718,858 in 2003 and nil in 2002, respectively	16	—	72,688	—
Series D convertible preference shares, $0.0004 par value, nil, 122,142,857 and nil authorized in 2004, 2003 and 2002, shares issued and outstanding nil in 2004, 7,142,857 in 2003 and nil in 2002, respectively	16	—	2,857	—
Ordinary shares, $0.0004 par value, 50,000,000,000, 22,454,944,800 and 14,423,730,000 shares authorized, shares in 2004, 2003 and 2002, shares issued and outstanding 18,232,179,139 in 2004, 242,595,000 in 2003 and 241,435,500 in 2002, respectively	16	7,292,872	97,038	96,570
Warrants	17	32,387	37,839,931	—
Additional paid-in capital		3,289,724,885	1,835,820,085	1,139,760,359
Subscription receivable from stockholders		—	(105,420,031)	(107,430,000)
Notes receivable from stockholders	17	(391,375)	(36,026,073)	(36,994,608)
Accumulated other comprehensive income		387,776	199,827	30,004
Deferred stock compensation		(51,177,675)	(40,582,596)	(20,843,113)
Accumulated deficit		(136,384,949)	(207,290,355)	(104,029,226)

Total stockholders’ equity		3,109,483,921	1,485,115,445	870,991,569

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$4,384,275,531	$2,290,506,719	$1,540,078,103

Net current assets (liabilities)		$225,088,323	$355,451,316	$(78,588,201)

Total assets less current liabilities		$3,653,945,995	$1,965,076,020	$1,276,423,098

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	NOTES	Year ended December 31,
		2004	2003	2002
Sales	20	$974,664,696	$365,823,504	$50,315,345
Cost of sales		709,805,644	357,701,498	103,110,116
Cost of sales—Amortization of deferred stock compensation	17	11,595,131	5,539,275	2,127,822

Gross profit (loss)		253,263,921	2,582,731	(54,922,593)

Operating expenses:
Research and development		78,167,336	32,070,123	37,459,380
General and administrative		46,015,039	27,911,791	17,781,998
Selling and marketing		8,129,592	9,446,819	4,371,243
Litigation settlement	22	23,153,105	—	—
Amortization of deferred stock compensation *	17	15,415,947	5,900,239	1,769,105

Total operating expenses		170,881,019	75,328,972	61,381,726

Income (loss) from operations	25	82,382,902	(72,746,241)	(116,304,319)

Other income (expense):
Interest income		10,587,244	5,615,631	10,980,041
Interest expense		(13,697,894)	(1,424,740)	(176,091)
Foreign currency exchange gain		8,217,567	1,522,661	247,407
Others, net		2,441,057	888,189	2,650,049

Total other income, net		7,547,974	6,601,741	13,701,406

Income (loss) before income tax		89,930,876	(66,144,500)	(102,602,913)

Income tax – current	15	186,044	—	—

Net income (loss)		89,744,832	(66,144,500)	(102,602,913)

Deemed dividends on preference shares	27	18,839,426	37,116,629	—

Income (loss) attributable to holders of ordinary shares		$70,905,406	$(103,261,129)	$(102,602,913)

Income (loss) per share, basic	18	$0.01	$(1.14)	$(1.27)

Income (loss) per share, diluted	18	$0.00	$(1.14)	$(1.27)

Shares used in calculating basic income (loss) per share	18	14,199,163,517	90,983,200	80,535,800

Shares used in calculating diluted income (loss) per share	18	17,934,393,066	90,983,200	80,535,800

* Amortization of deferred stock compensation related to:

Research and development		$5,138,402	$2,842,775	$794,506
General and administrative		8,023,343	1,793,185	569,419
Selling and marketing		2,254,202	1,264,279	405,180

Total		$15,415,947	$5,900,239	$1,769,105

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(In US dollars)

	Preference shares
	Series A convertible shares		Series A-1 non-convertible shares		Series A-2 convertible shares		Series B convertible shares		Series C convertible shares		Series D Convertible shares
	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount	Share	Amount
Balance at January 1, 2002	802,463,670	$320,985	219,499,674	$2,195	—	$—	—	$—	—	$—	—	$—
Issuance of Series A convertible preference shares	99,450,994	39,780	—	—	—	—	—	—	—	—	—	—
Issuance of Series A-2 convertible preference shares	—	—	—	—	42,373,000	16,949	—	—	—	—	—	—
Exercise of employee stock options	30,154,250	12,062	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted shares	(818,350)	(328)	—	—	—	—	—	—	—	—	—	—
Issuance of Series B convertible preference shares	—	—	—	—	—	—	2,350,000	940	—	—	—	—
Exercise of Series A convertible preferred options to investors	22,500,222	9,000	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2002	953,750,786	381,499	219,499,674	2,195	42,373,000	16,949	2,350,000	940	—	—	—	—

Issuance of warrants to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	—	—	—	—	—	—	180,000,000	72,000	—	—
Issuance of Series C convertible preference share to employees	—	—	—	—	—	—	—	—	1,718,858	688	—	—
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	—	—	—	—	—	—	—	—	7,142,857	2,857
Exercise of employee stock options	2,467,900	987	—	—	—	—	—	—	—	—	—	—
Repurchases of restricted shares	(1,241,312)	(496)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivables from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2003	954,977,374	381,990	219,499,674	2,195	42,373,000	16,949	2,350,000	940	181,718,858	72,688	7,142,857	2,857

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	—	—	—	—	—	—	—	—	95,714,286	38,286
Issuance of Series D preference shares in exchange for software licenses	—	—	—	—	—	—	—	—	—	—	914,285	365
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	—	—	—	750,000	300	—	—	—	—
Issuance of Series B convertible preference shares to a service provider	—	—	—	—	—	—	12,343	5	—	—	—	—
Conversion of preference share to ordinary shares upon initial public offering	(954,922,624)	(381,968)	—	—	(42,373,000)	(16,949)	(3,112,343)	(1,245)	(181,718,858)	(72,688)	(103,771,428)	(41,508)
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	—	—	—	—	—	—	—	—	—	—	—	—
Redemption of Series A-1 preference shares	—	—	(219,499,674)	(2,195)	—	—	—	—	—	—	—	—
Shares and warrants issued to a service provider	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of ordinary shares in exchange for equipment	—	—	—	—	—	—	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—
Repurchase of restricted preference shares	(54,750)	(22)	—	—	—	—	—	—	—	—	—	—
Collection of subscription receivable from stockholders	—	—	—	—	—	—	—	—	—	—	—	—
Collection of note receivables from employees	—	—	—	—	—	—	—	—	—	—	—	—
Deferred stock compensation, net	—	—	—	—	—	—	—	—	—	—	—	—
Deemed dividend on preference shares	—	—	—	—	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	—	—	—	—	—	—	—	—
Unrealized gain on investments	—	—	—	—	—	—	—	—	—	—	—	—

Balance at December 31, 2004	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—

	Ordinary		Warrants	Additional Paid-in capital	Subscription receivable from stockholders	Notes receivables from stockholders	Accumulated other comprehensive income (loss)	Deferred stock compensation, net	Accumulated deficit	Total stockholders equity	Comprehensive income (loss)
	Share	Amount
Balance at January 1, 2002	178,278,500	$71,311	$—	$897,141,698	$(369,479,172)	$(7,893,167)	$(63,841)	$(4,685,329)	$(1,426,313)	$513,988,367
Issuance of Series A convertible preference shares	—	—	—	110,460,220	(95,500,000)	—	—	—	—	15,000,000
Issuance of Series A-2 convertible preference shares	—	—	—	49,983,191	—	—	—	—	—	50,000,140
Exercise of employee stock options	68,032,000	27,209	—	34,197,444	—	(29,101,441)	—	—	—	5,135,274
Repurchase of restricted shares	(4,875,000)	(1,950)	—	(944,465)	—	—	—	—	—	(946,743)
Issuance of Series B convertible preference shares	—	—	—	3,876,560	—	—	—	—	—	3,877,500
Exercise of Series A convertible preferred options to investors	—	—	—	24,991,000	—	—	—	—	—	25,000,000
Collection of subscription receivables from stockholders	—	—	—	—	357,549,172	—	—	—	—	357,549,172
Deferred stock compensation, net	—	—	—	20,054,711	—	—	—	(16,157,784)	—	3,896,927
Net loss	—	—	—	—	—	—	—	—	(102,602,913)	(102,602,913)	$(102,602,913)
Foreign currency translation adjustments	—	—	—	—	—	—	(35,147)	—	—	(35,147)	(35,147)
Unrealized gain on short-term investments	—	—	—	—	—	—	128,992	—	—	128,992	128,992

Balance at December 31, 2002	241,435,500	96,570	—	1,139,760,359	(107,430,000)	(36,994,608)	30,004	(20,843,113)	(104,029,226)	870,991,569	$(102,509,068)

Issuance of warrants to a service provider	—	—	129,942	—	—	—	—	—	—	129,942
Issuance of Series C convertible preference shares and warrants (net of share issuance costs of $800,000)	—	—	35,645,570	593,482,430	(105,000,000)	—	—	—	—	524,200,000
Issuance of Series C convertible preference share to employees	—	—	—	8,722,585	—	—	—	—	—	8,723,273
Issuance of Series D convertible preference share and Series D warrant for license agreements	—	—	2,064,419	22,932,724	—	—	—	—	—	25,000,000
Exercise of employee stock options	12,000,500	4,800	—	4,129,250	—	968,535	—	—	—	5,103,572
Repurchases of restricted shares	(10,841,000)	(4,332)	—	(1,502,889)	—	—	—	—	—	(1,507,717)
Collection of subscription receivables from stockholders	—	—	—	—	107,009,969	—	—	—	—	107,009,969
Deferred stock compensation, net	—	—	—	31,178,997	—	—	—	(19,739,483)	—	11,439,514
Deemed dividend on preference shares	—	—	—	37,116,629	—	—	—	—	(37,116,629)	—
Net loss	—	—	—	—	—	—	—	—	(66,144,500)	(66,144,500)	$(66,144,500)
Foreign currency translation adjustments	—	—	—	—	—	—	143,570	—	—	143,570	143,570
Unrealized gain on short-term investments	—	—	—	—	—	—	26,253	—	—	26,253	26,253

Balance at December 31, 2003	242,595,000	97,038	37,839,931	1,835,820,085	(105,420,031)	(36,026,073)	199,827	(40,582,596)	(207,290,355)	1,485,115,445	$(65,974,677)

Issuance of Series D convertible preference shares and Series D warrants to Motorola and MCEL	—	—	27,663,780	308,141,738	—	—	—	—	—	335,843,804
Issuance of Series D preference shares in exchange for software licenses	—	—	—	5,059,891	—	—	—	—	—	5,060,256
Issuance of series B convertible preference shares in exchange for intangible assets	—	—	—	2,739,553	—	—	—	—	—	2,739,853
Issuance of Series B convertible preference shares to a service provider	—	—	—	45,085	—	—	—	—	—	45,090
Conversion of preference share to ordinary shares upon initial public offering	14,927,787,480	5,971,115	(65,373,769)	59,917,012	—	—	—	—	—	—
Issuance of ordinary shares upon initial public offering (net of issuance cost of US$37,007,406)	3,030,303,000	1,212,121	—	1,015,647,030	—	—	—	—	—	1,016,859,151
Redemption of Series A-1 preference shares	—	—	—	—	—	—	—	—	—	(2,195)
Shares and warrants issued to a service provider	136,640	55	(97,555)	17,910	—	—	—	—	—	(79,590)
Issuance of ordinary shares in exchange for equipment	23,957,830	9,583	—	5,212,597	—	—	—	—	—	5,222,180
Exercise of stock options	20,766,689	8,307	—	1,590,804	—	—	—	—	—	1,599,111
Repurchase of restricted ordinary shares	(13,367,500)	(5,347)	—	(851,592)	—	—	—	—	—	(856,939)
Repurchase of restricted preference shares	—	—	—	(60,811)	—	—	—	—	—	(60,833)
Collection of subscription receivable from stockholders	—	—	—	—	105,420,031	—	—	—	—	105,420,031
Collection of note receivables from employees	—	—	—	—	—	35,634,698	—	—	—	35,634,698
Deferred stock compensation, net	—	—	—	37,606,157	—	—	—	(10,595,079)	—	27,011,078
Deemed dividend on preference shares	—	—	—	18,839,426	—	—	—	—	(18,839,426)	—	—
Net income	—	—	—	—	—	—	—	—	89,744,832	89,744,832	$89,744,832
Foreign currency translation adjustments	—	—	—	—	—	—	256,391	—	—	256,391	256,391
Unrealized gain on investments	—	—	—	—	—	—	(68,442)	—	—	(68,442)	(68,442)

Balance at December 31, 2004	18,232,179,139	$7,292,872	$32,387	$3,289,724,885	$—	$(391,375)	$387,776	$(51,177,675)	$(136,384,949)	$3,109,483,921	$89,932,781

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2004	2003	2002
Operating activities:
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)
Deemed dividends on preference shares	18,839,426	37,116,629	—

Net income (loss)	89,744,832	(66,144,500)	(102,602,913)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on disposal of plant and equipment	(733,822)	(8,029)	—
(Reversal of) bad debt expense	990,692	(122,378)	236,851
Depreciation and amortization	456,960,522	233,904,866	84,536,761
Non-cash interest expense	—	795,279	176,091
Amortization of acquired intangible assets	14,368,025	3,461,977	990,000
Amortization of deferred stock compensation	27,011,078	11,439,514	3,896,927
Stock compensation from Series C convertible preference shares	—	2,707,201	—
Changes in operating assets and liabilities:
Accounts receivable	(79,640,462)	(70,306,024)	(20,346,966)
Inventories	(74,093,973)	(30,097,945)	(35,076,935)
Prepaid expense and other current assets	2,551,664	(8,868,710)	(4,030,763)
Accounts payable	49,235,998	18,752,474	19,676,776
Income tax payable	152,000	—	—
Accrued expenses and other current liabilities	32,115,883	18,756,638	3,742,295

Net cash provided by (used in) operating activities	518,662,437	114,270,363	(48,801,876)

Investing activities:
Purchase of plant and equipment	(1,838,773,389)	(453,097,184)	(761,704,038)
Purchase of acquired intangible assets	(7,307,996)	(3,585,000)	(11,860,000)
Purchase of short-term investments	(66,224,919)	(23,985,420)	(27,580,266)
Sale (purchase) of investments held to maturity	3,004,297	(3,004,724)	—
Sale of short-term investments	72,957,324	24,556,329	—
Proceeds received from sale of assets held for sale	8,215,128	4,562,934	—
Proceeds from disposal of plant and equipment	1,343,003	54,613	—
Decrease in restricted cash	—	—	50,000,000

Net cash used in investing activities	(1,826,786,552)	(454,498,452)	(751,144,304)

(Continued)

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2004	2003	2002
Financing activities:
Proceeds from short-term borrowings	91,000,000	30,000,000	3,624,597
Repayment of short-term borrowings	—	(33,624,597)	(102,973,518)
Repayment of note payable to stockholder for land use rights	(12,778,797)	(23,981,957)	—
Proceeds from long-term debt	256,487,871	88,733,767	391,226,808
Repayment of redeemable convertible promissory note	(15,000,000)	—	—
Proceeds from issuance of Series A convertible preference shares	—	—	15,000,000
Proceeds from issuance of Series A-2 convertible preference shares	—	—	50,000,140
Proceeds from exercise of Series A convertible preference share options	—	—	25,000,000
Proceeds from issuance of Series C convertible preference shares	—	530,216,072	—
Proceeds from issuance of Series D convertible preference shares	30,000,000	—	—
Proceeds from issuance of ordinary shares from initial public offering	1,016,859,151	—	—
Collection of subscription receivables, net	105,420,031	107,009,969	357,549,172
Proceeds from exercise of employee stock options	681,339	2,634,442	4,188,531
Collection of notes receivables from employees	35,245,774	—	—
Change in deposits received from stockholders	(38,151,407)	(7,491,144)	(30,690,470)

Net cash provided by financing activities	1,469,763,962	693,496,552	712,925,260

Effect of exchange rate changes	256,389	143,570	(35,147)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	161,896,236	353,412,033	(87,056,067)
CASH AND CASH EQUIVALENTS, beginning of year	445,276,334	91,864,301	178,920,368

CASH AND CASH EQUIVALENTS, end of year	$607,172,570	$445,276,334	$91,864,301

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$34,044	$8,379	$2,500

Interest paid	$20,104,223	$14,732,932	$7,291,168

Semiconductor Manufacturing International Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	Year ended December 31,
	2004	2003	2002
SUPPLEMENTAL DISCLOSURES OF NON - CASH INVESTING AND FINANCING ACTIVITIES
Series A convertible preference shares issued to investors for subscription receivable	$—	$—	$95,500,000

Series B convertible preference shares issued in exchange for research and development technology	$—	$—	$990,000

Redeemable convertible promissory note issued in exchange for equipment and intangible assets	$—	$—	$15,000,000

Series C convertible preference shares issued to investors for subscription receivable	$—	$105,000,000	$—

Issuance of Series C convertible preference share warrants	$—	$35,645,570	$—

Note payable waived by stockholder in exchange for land use rights	$(14,239,246)	$—	$—

Series D convertible preference shares issued to acquire assets and assume liabilities from Motorola and MCEL	$278,180,024	$25,000,000	$—

Issuance of Series D convertible preference share warrants	$27,663,780	$2,064,419	$—

Deemed dividends on Series C and Series D convertible preference shares	$18,839,426	$37,116,629	$—

Series D convertible preference shares issued in exchange for certain software licenses	$5,060,256	$—	$—

Series B convertible preference shares issued in exchange for acquired intangible assets	$2,739,853	$—	$2,887,500

Series B convertible preference shares issued to a service provider	$45,090	$—	$—

Conversion of preference shares into ordinary shares upon initial public offering	$5,971,115	$—	$—

Ordinary shares and warrants issued to a service provider	$(79,590)	$—	$—

Ordinary shares issued in exchange for equipment	$5,222,180	$—	$—

Deferred stock compensation	$10,595,079	$19,739,483	$16,157,784

Ordinary and preference shares issued in exchange for employee note receivable	$(388,924)	$(968,535)	$29,101,441

The accompanying notes are an integral part of these consolidated financial statements.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

1.	Organization and Principal Activities

Semiconductor Manufacturing International Corporation was incorporated under the laws of the Cayman Islands on April 3, 2000 and its subsidiaries as of December 31, 2004 include the following:

Name of company	Place and date of incorporation/ establishment	Attributable equity interest held	Principal activity
Garrison Consultants Limited (“Garrison”)	Western Samoa April 3, 2000	100%	Provision of consultancy services

Betterway Enterprises Limited (“Betterway”)	Western Samoa April 5, 2000	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”)*	The People’s Republic of China (the “PRC”) December 21, 2000	100%	Manufacturing and trading of semiconductor products

SMIC, Americas	United States of America June 22, 2001	100%	Provision of marketing related activities

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”)*	The PRC July 25, 2002	100%	Manufacturing and trading of semiconductor products

SMIC Japan Corporation	Japan October 8, 2002	100%	Provision of marketing related activities

SMIC Europe S.R.L	Italy July 3, 2003	100%	Provision of marketing related activities

SMIC Consulting Corporation*	The PRC September 30, 2003	100%	Inactive

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT”)*	The PRC November 3, 2003	100%	Manufacturing and trading of semiconductor products

Semiconductor Manufacturing International (AT) Corporation	Cayman Islands July 26, 2004	100%	Investment holding

Semiconductor Manufacturing International (Chengdu) Corporation (“SMICD”)*	The PRC August 16, 2004	100%	Manufacturing and trading of semiconductor products

*	Companies registered as wholly foreign-owned enterprises in the PRC.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Company” or “SMIC”) is mainly engaged in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

(b)	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation.

(c)	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenue and expenses in the financial statements and accompanying notes. Significant accounting estimates reflected in the Company’s financial statements include inventory valuation, useful lives and commencement of productive use for plant and equipment and acquired intangible assets, accruals for sales adjustments and warranties, other liabilities and stock compensation expense.

(d)	Certain significant risks and uncertainties

The Company participates in a dynamic high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: changes in the overall demand for semiconductor manufacturing services; competitive pressures due to excess capacity or price reductions; advances and trends in new technologies and industry standards; changes in key suppliers; changes in certain strategic relationships or customer relationships; regulatory or other factors; risks associated with the ability to obtain necessary raw materials; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use, and which have maturities of three months or less when purchased.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(f)	Investments

Short-term investments consisting primarily of mutual funds, corporate notes and corporate bonds are classified as available for sale and have been recorded at fair market value. Unrealized gains and losses are recorded as accumulated other comprehensive income (loss). Unrealized losses, which are deemed other than temporary, are recorded in the statement of operations as other expenses.

Debt securities with original maturities greater than one year are classified as long-term investments held to maturity.

(g)	Concentration of credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents with reputable financial institutions.

The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts based upon estimates, factors surrounding the credit risk of specific customers and other information.

(h)	Inventories

Inventories are stated at the lower of cost (weighted average) or market.

Available manufacturing capacity is used to manufacture certain standard products. Adjustments are recorded to write down the cost of obsolete and excess inventory to the estimated market value based on historical and forecast demand. In 2004, 2003 and 2002, inventory was written down by $10,506,374, $nil and $16,485,080, respectively, to reflect the lower of cost or market.

(i)	Land use rights, net

Land use rights are recorded at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis over the term of the agreements, which range from 50 to 70 years.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(j)	Plant and equipment, net

Plant and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the following estimated useful lives:

Buildings	25 years
Facility, machinery and equipment	10 years
Manufacturing machinery and equipment	5 years
Furniture and office equipment	3-5 years
Transportation equipment	5 years

The Company constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs directly related to the construction of such facilities, including duties and tariffs, equipment installation and shipping costs, are capitalized. Depreciation is recorded at the time assets are placed in service.

(k)	Acquired intangible assets

Acquired intangible assets, which consist primarily of technology and licenses, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the expected useful lives of the assets of 5 to 10 years. The Company has determined that its intangible assets were not impaired at December 31, 2004. The Company has no goodwill as of December 31, 2004, 2003 and 2002.

(l)	Impairment of long-lived assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Company measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(m)	Revenue recognition

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain semiconductor standard products to customers. Customers do not have any rights of return except pursuant to warranty provisions, which has been minimal. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid or for its costs to ship replacement products. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends. The Company recognizes revenue to customers upon shipment and title transfer. The Company also provides certain services, such as mask making and probing, and revenue is recognized when the services are completed.

(n)	Capitalization of interest

Interest incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of $7,531,038, $7,090,635 and $353,696, net of government subsidies of $nil, $7,220,000 and $7,220,000 in 2004, 2003 and 2002, respectively, has been added to the cost of the underlying assets during the year and is amortized over the respective useful life of the assets. In 2004, 2003 and 2002, the Company recorded amortization expenses relating to the capitalized interest of $1,681,089, $307,954 and $nil, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

(o)	Government subsidies

The Company receives government subsidies in the following four forms:

(1)	Reimbursement of certain interest costs incurred on borrowings

The Company has received government subsidies of $nil, $7,220,000 and $7,220,000 in 2004, 2003 and 2002, respectively, which were calculated based on the interest expense on the Company’s estimated borrowings. The Company records government subsidies as a reduction of capitalized interest for the year and any excess is recorded as other income in the year the cash is received from the government.

(2)	Value added tax refunds

The Company has received subsidies of $1,949,265, $nil and $nil in 2004, 2003 and 2002, respectively, for value added taxes paid by the Company in respect of export sales of semiconductor products. The value added tax refunds have been recorded as a reduction of the costs of sales.

(3)	Government awards

The Company has received government awards of $1,449,888, $nil and $nil in 2004, 2003 and 2002, respectively in recognition of the Company’s efforts to attract and retain individuals with overseas experience in the high technology industry. The government recognition awards are recorded as other income in the statements of operations.

(4)	Sales tax refunds

The Company has received sales tax refunds of $573,992, $nil and $nil in 2004, 2003 and 2002, respectively, which are recorded as an offset of the general and administrative expenses.

(p)	Research and development costs

Research and development costs are expensed as incurred.

(q)	Start-up costs

In accordance with Statement of Position No. 98-5, “Reporting on the costs of start-up activities,” the Company expenses all costs incurred in connection with start-up activities, including preproduction costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(r)	Foreign currency translation

The United States dollar (“US dollar”) is used as the functional and reporting currency. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.

The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Japanese Yen, which are their functional currencies. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income (loss) in the statement of stockholders’ equity.

(s)	Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amount in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

(t)	Comprehensive income (loss)

Comprehensive income (loss) includes such items as foreign currency translation adjustments and unrealized gains/losses on short-term investments. Comprehensive income (loss) is reported in the statement of stockholders’ equity.

(u)	Fair value of financial instruments

Financial instruments include cash and cash equivalents, short-term investments, short-term borrowings and long-term debt. The carrying values of cash and cash equivalents, short-term investments and short-term borrowings approximate their fair values based on quoted market values or due to their short-term maturities. The carrying value of long-term debt approximates fair value due to variable interest rates that approximate market rates.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(v)	Stock-based compensation

The Company grants stock options to its employees and certain non-employees. The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which requires the Company to record a compensation charge for the excess of the fair value of the stock at the grant date or any other measurement date over the amount an employee must pay to acquire the stock. The compensation expense is recognized over the applicable service period, which is usually the vesting period. The Company accounts for stock-based awards to non-employees in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires the Company to record a charge for the services rendered by the non-employees using the Black-Scholes option pricing model. The Company’s disclosures are in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.”

Had compensation cost for options granted to employees under the Company’s stock option plans been determined based on the fair value at the grant date, as prescribed in SFAS No. 123, the Company’s pro forma income (loss) would have been as follows:

	Year ended December 31,
	2004	2003	2002
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)
Add: Stock compensation as reported	27,011,078	11,439,514	3,896,927
Less: Stock compensation determined using the fair value method	(37,486,703)	(17,253,078)	(8,605,238)

Pro forma income (loss) attributable to holders of ordinary shares	$60,429,781	$(109,074,693)	$(107,311,224)

Income (loss) per share:
Basic-pro forma	$0.00	$(1.20)	$(1.33)
Diluted-pro forma	$0.00	$(1.20)	$(1.33)

Basic-as reported	$0.01	$(1.14)	$(1.27)
Diluted-as reported	$0.00	$(1.14)	$(1.27)

The fair value of each option grant and share granted are estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period.

	2004	2003	2002
Average risk-free rate of return	2.64%	2.94%	3.68%
Weighted average expected option life	0.5-4 years	4.0 years	4.0 years
Volatility rate	52.45%	67.99%	76.32%
Dividend yield (Preference share only)	0%	8%	8%

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(w)	Derivative financial instruments

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated purchase activities, principally the US dollar, Japanese Yen or European Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting. In 2004, 2003 and 2002, gains and losses on the foreign currency forward exchange contracts are recognized in the statement of operations. As of December 31, 2004, 2003 and 2002, the Company had outstanding foreign-currency forward exchange contracts with notional amounts of $61,034,335, $133,010,951 and $43,111,666, respectively. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates. As of December 31, 2004, the fair value of foreign-currency forward exchange contracts, which approximates $283,344, is recorded in accrued expenses and other current liabilities.

Settlement currency	Notional amount	US dollar equivalents
As of December 31, 2004
Japanese Yen	2,915,714,899	$28,111,405
European Euro	20,042,037	27,313,288
US Dollar	46,428,200	5,609,642

		$61,034,335

As of December 31, 2003
Japanese Yen	6,250,900,000	$58,445,915
European Euro	39,652,028	49,565,036
Renminbi	206,917,500	25,000,000

		$133,010,951

As of December 31, 2002
Japanese Yen	2,224,000,000	$18,192,229
European Euro	25,079,949	24,919,437

		$43,111,666

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(x)	Recently issued accounting standards

In January 2003, the Financial Accounting Standard Boards (“FASB”) issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (R) (Revised to address certain FIN 46 implementation issues). The Company did not have a special purpose entity and adopted the provisions in December 2004.

In December 2003, the Security and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No.104, “Revenue Recognition” (“SAB 104”), which codifies, revises and rescinds certain sections of SAB 101, “Revenue Recognition in Financial Statements” in order to make this interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The changes noted in SAB 104 did not have a material effect on the Company’s consolidated results of operations, financial position or cash flows.

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No.03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”. EITF No.03-01 provides guidance on recording other-than-temporary impairments of cost method investments and requires additional disclosures for those investments. The recognition and measurement guidance in EITF No.03-01 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The disclosure requirements are effective for fiscal years ending after June 15, 2004 and are required only for annual periods. The adoption of this standard did not have a material impact on Company’s financial positions or results of operations.

In November 2004, FASB issued SFAS No.151, “Inventory Costs - an amendment of ARB No.43, Chapters 4”. This statement amends the guidance in Accounting Research Board (“ARB”) No.43, Chapters 4, “Inventory Pricing” to clarify the accounting for abnormal amounts of idle facility expenses, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current period charges. In addition, this Statement requires that allocation of fixed production overheads to the cost of conversion be based on the normal capacity of the production facilities. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect the adoption of this Statement will have a material effect on the Company’s financial position, cash flows or results of operations.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(x)	Recently issued accounting standards - continued

The Company accounts for stock-based compensation awards issued to employees using the intrinsic value measurement provisions of APB 25. Accordingly, no compensation expense has been recorded for stock options granted with exercise prices greater than or equal to the fair value of the underlying common stock at the option grant date. On December 16, 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). SFAS 123R eliminates the alternative of applying the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to employees. Rather, SFAS 123R requires enterprises to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company has not yet quantified the effects of the adoption of SFAS 123R, but it is expected that the new standard may result in significant stock-based compensation expense. The pro forma effects on net income and earnings per share if the Company had applied the fair value recognition provisions of original SFAS 123 on stock compensation awards (rather than applying the intrinsic value measurement provisions of APB 25) are disclosed above. Although such pro forma effects of applying original SFAS 123 may be indicative of the effects of adopting SFAS 123R, the provisions of these two statements differ in some important respects. The actual effects of adopting SFAS 123R will be dependent on numerous factors including, but not limited to, the valuation model chosen by the Company to value stock-based awards; the assumed award forfeiture rate; the accounting policies adopted concerning the method of recognizing the fair value of awards over the requisite service period; and the transition method (as described below) chosen for adopting SFAS 123R.

SFAS 123R will be effective for the Company’s fiscal quarter beginning July 1, 2005, and requires the use of the Modified Prospective Application Method. Under this method SFAS 123R is applied to new awards and to awards modified, repurchased, or cancelled after the effective date. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered (such as unvested options) that are outstanding as of the date of adoption shall be recognized as the remaining requisite services are rendered. The compensation cost relating to unvested awards at the date of adoption shall be based on the grant-date fair value of those awards as calculated for pro forma disclosures under the original SFAS123. In addition, companies may use the Modified Retrospective Application Method. This method may be applied to all prior years for which the original SFAS 123 was effective or only to prior interim periods in the year of initial adoption. If the Modified Retrospective Application Method is applied, financial statements for prior periods shall be adjusted to give effect to the fair-value-based method of accounting for awards on a consistent basis with the pro forma disclosures required for those periods under the original SFAS 123.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

2.	Summary of significant accounting policies - continued

(y)	Income (loss) per share

Basic income (loss) per share is computed by dividing income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding (excluding shares subject to repurchase) for the period. Diluted income (loss) per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be antidilutive.

(z)	Share split

On March 18, 2004, the Company effected a 10-for-1 share split in the form of a share dividend immediately after the conversion of preference shares into ordinary shares. All share information relating to ordinary shares of the Company in the accompanying financial statements, including the conversion price relating to such ordinary shares and stock options, have been adjusted retroactively, which gives effect to the share split.

3.	Motorola Asset Purchase and License Agreements

On September 23, 2003, the Company entered into an agreement to acquire certain assets and assumed certain obligations from Motorola, Inc. (“Motorola”) and Motorola (China) Electronics Limited (“MCEL”), a wholly owned subsidiary of Motorola in exchange for 82,857,143 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 8,285,714 Series D convertible preference shares for $0.01 per share (the “Asset Purchase”). In addition, the Company issued 8,571,429 Series D convertible preference shares convertible into ordinary shares at a conversion price of US$0.2087 per share and a warrant to purchase 857,143 Series D convertible preference shares for $0.01 per share in exchange for $30,000,000. The Company and Motorola completed the Asset Purchase on January 16, 2004.

In conjunction with the Asset Purchase, the Company and Motorola entered into an agreement to license certain technology and intellectual property. In exchange for these licenses, the Company agreed to issue Motorola an aggregate of 11,428,571 Series D convertible preference shares convertible into ordinary shares at a conversion price of $0.2087 per share and a warrant to purchase 1,142,857 Series D convertible preference shares for $0.01 per share. On December 5, 2003, the Company partially closed this license agreement with Motorola and issued to Motorola 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share to. On January 16, 2004, the Company closed the license agreement with Motorola and issued to Motorola 4,285,714 series D convertible preference share and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

4.	Accounts receivable, net of allowances

The Company determines credit terms for each customer on a case by case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

In addition, for certain customers with long-established relationship and good past repayment histories, a longer credit period may be granted.

An aged analysis of trade debtors is as follows:

	2004	2003	2002
Current	$148,502,815	$74,273,846	$12,476,422
Overdue:
Within 30 days	15,901,323	16,114,311	4,421,174
Between 31 to 60 days	2,656,964	118,220	2,929,532
Over 60 days	2,127,185	32,140	282,987

	$169,188,287	$90,538,517	$20,110,115

5.	Investments

The following is a summary of short-term available-for-sale securities:

	December 31, 2004
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate note	$10,000,000	$—	$—	$10,000,000
Mutual fund	10,277,379	86,805	—	10,364,184

	$20,277,379	$86,805	$—	$20,364,184

	December 31, 2003
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Corporate bond	$3,023,938	$12,462	$—	$3,036,400
Mutual fund	23,985,420	142,783	—	24,128,203

	$27,009,358	$155,245	$—	$27,164,603

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

5.	Investments - continued

	December 31, 2002
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Range note	$10,000,000	$109,500	$—	$10,109,500
Corporate bond	3,125,414	26,814	—	3,152,228
Mutual fund	14,454,852	—	(7,322)	14,447,530

	$27,580,266	$136,314	$(7,322)	$27,709,258

The cost and estimated fair value of the long-term debt securities held to maturity by contractual maturity, were as follows:

Maturity Date

	December 31, 2003
	Cost	Estimated Fair Value
Due in 2-5 years	$3,004,724	$2,992,160

As of December 31, 2004 and 2002, the Company did not have any long-term debt securities.

6.	Inventories

	2004	2003	2002
Raw materials	$39,336,929	$15,799,636	$6,315,375
Work in progress	83,953,481	50,079,252	21,670,790
Finished goods	20,727,442	4,044,991	11,839,769

	$144,017,852	$69,923,879	$39,825,934

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

7.	Assets held for sale

Assets held for sale represent residential real estate that the Company has constructed for its employees. During 2003, the Company decided to offer to sell this real estate to its employees over the next twelve months. Accordingly, the Company has classified the $32,591,363 carrying value as assets held for sale. As of December 31, 2004, the Company has sold residential real estate with a carrying value of $12,089,113 to employees and received cash payments of $12,778,062, which resulted in a gain on disposition of $688,949. The remaining balance of $1,831,972 is pending receipt of the final government approvals for the sales. The Company has reclassified the unsold real estate units of $18,670,278 to plant and equipment and recorded a cumulative adjustment for depreciation expense of $1,155,623, representing depreciation that would have been recognized had the unsold real estate units been continuously classified as plant and equipment. The management has determined that the carrying value of assets reclassified did not exceed their fair value.

8.	Land use rights, net

	2004	2003	2002
Land use rights (50-70 years)	$42,412,453	$44,136,870	$50,999,055
Less: accumulated amortization	(3,214,679)	(2,201,410)	(1,644,763)

	$39,197,774	$41,935,460	$49,354,292

9.	Plant and equipment, net

	2004	2003	2002
Buildings	$203,375,644	$91,436,319	$101,796,645
Facility, machinery and equipment	339,852,626	112,611,314	62,704,850
Manufacturing machinery and equipment	2,838,231,084	1,331,916,555	525,826,486
Furniture and office equipment	51,932,370	27,840,169	18,852,348
Transportation equipment	1,324,144	769,227	727,565

	3,434,715,868	1,564,573,584	709,907,894
Less: accumulated depreciation and amortization	(772,416,194)	(315,993,086)	(84,346,253)
Construction in progress	649,624,925	274,983,557	665,347,866

	$3,311,924,599	$1,523,564,055	$1,290,909,507

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

10.	Acquired intangible assets, net

	2004	2003	2002
Cost:
Technology	$5,782,943	$5,817,442	$6,677,500
Licenses	85,719,858	34,702,500	4,997,500
Patent licenses	4,062,500	4,062,500	4,062,500

	$95,565,301	$44,582,442	$15,737,500

Accumulated Amortization:
Technology	(2,451,817)	(1,218,750)	(990,000)
Licenses	(13,637,114)	(870,536)	—
Patent licenses	(1,741,071)	(1,372,691)	—

	(17,830,002)	(3,461,977)	(990,000)

Acquired intangible assets, net	$77,735,299	$41,120,465	$14,747,500

2004

The Company issued 4,285,714 Series D convertible preference shares and a warrant to purchase 428,571 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $15,000,000 (see Note 3).

The Company issued 914,285 Series D convertible preference shares to a strategic technology partner in exchange for certain software licenses, which was valued at $5,060,256.

The Company entered into various other license agreements with third parties whereby the Company purchased licenses for $28,217,249.

2003

The Company issued a warrant to purchase 57,143 Series B convertible preference shares for an intellectual property development license which was valued at $129,942 as of December 31, 2003. In conjunction with the intellectual property development license agreement, the Company would redeem the warrant in increments when the contractual party (“service provider”) meets certain predetermined milestones stipulated in the agreement. In 2004, upon attaining certain milestones, the Company issued 12,343 shares of Series B convertible preference shares valued at $45,090 and 136,640 ordinary shares valued at $17,965, respectively, to the service provider. As of December 31, 2004, the warrant to purchase 359,300 ordinary shares was valued at $32,387.

The Company issued 7,142,857 Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares at $0.01 per share in exchange for certain licenses from Motorola, which was valued at $25,000,000 (see Note 13).

The Company entered into various other license agreements with strategic partners whereby the Company purchased licenses $4,705,000.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

10.	Acquired intangible assets, net - continued

2002

The Company entered into a technology agreement with a strategic partner. The Company paid $110,000 for the rights to certain software products.

The Company entered into a technology agreement with a strategic partner. The Company issued 600,000 Series B convertible preference shares with an estimated fair value of $990,000 in exchange for development of process technology by the strategic partner and expensed this amount over the development period in 2002.

The Company entered into a technology license transfer agreement with a strategic partner. The Company paid $4,750,000 and issued 83,333 Series B convertible preference shares valued at $137,500 in exchange for certain licenses. Upon the earlier to occur of (i) achievement of accumulated sales of an agreed upon number of wafers using this technology or (ii) the Company’s filing of its registration statement relating to its initial public offering, the Company is required under the technology license transfer agreement to pay the strategic partner an additional $250,000 and issue 750,000 Series B convertible preference shares with an exercise price of $3.00 per share. Upon the achievement of accumulated sales of an additional number of wafers using this technology, the Company is further required under the agreement to issue the strategic partner 833,334 Series B convertible preference shares with an exercise price of $3.00 per share. In March 2004, the Company paid $250,000 and issued 750,000 shares of Series B convertible preference shares with a fair value of $2,739,853 upon attaining certain milestones.

The Company entered into an agreement with a strategic partner whereby the Company purchased equipment and technology and patent licenses in exchange for a cash payment of $15,000,000, 1,666,667 shares of Series B convertible preference shares valued at $2,750,000 and a $15,000,000 redeemable convertible promissory note (see Note 13).

All acquired technology intangible assets are generally amortized over a period of 5 years. Occasionally, licenses for advanced technologies are amortized over longer periods up to 10 years. The Company recorded amortization expense of $14,368,025, $3,461,977 and $990,000 in 2004, 2003 and 2002, respectively. The Company will record amortization expenses related to the acquired intangible assets of $19,732,972, $19,732,972. $18,553,305, $15,039,744 and $4,676,306 for 2005, 2006, 2007, 2008 and 2009, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

11.	Accounts payable

An aged analysis of the accounts payable is as follows:

	2004	2003	2002
Current	$307,396,991	$184,834,802	$140,368,129
Overdue:
Within 30 days	38,803,625	17,666,570	3,194,757
Between 31 to 60 days	4,351,844	3,397,082	6,764,627
Over 60 days	13,781,153	5,863,880	3,881,002

	$364,333,613	$211,762,334	$154,208,515

12.	Deposit received from stockholders and note payable to stockholder

During 2003 and 2002, the Company received subscription deposits from existing and potential investors to secure the future purchase of the Company’s convertible preference shares. The Company converted the deposits as partial purchase consideration of convertible preference shares. The Company incurred interest expense of $nil, $147,779 and $nil in 2004, 2003 and 2002.

During 2001, the Company purchased land use rights from a stockholder for $50,000,000 in exchange for a note payable. The Company has repaid $22,981,957 in 2003 and $12,778,797 in 2004. The remaining balance was waived by the stockholder.

13.	Redeemable convertible promissory note

In 2002, the Company entered into a technology transfer agreement with a third party whereby the Company acquired technology and patent licenses in exchange for $15,000,000, 1,666,667 Series B convertible preference shares valued at $2,750,000 and a $15,000,000 non-interest bearing redeemable convertible promissory note which is callable by the holder. The Company has recorded a discount for the imputed interest on the redeemable convertible promissory note which has been recorded as a direct reduction of the face amount of the note. The Company calculated the discount using an effective interest rate of 3.69%, resulting in a discount of $971,370. In January 2004, the Company redeemed the convertible promissory note in cash. In 2004, 2003 and 2002, the Company recorded interest expense of $nil, $795,279 and $176,091 relating to the amortization of the discount, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

14.	Indebtedness

Short-term and long-term debt is as follows:

	2004	2003	2002
Short-term borrowings from commercial bank (a)	$91,000,000	$—	$—
Short-term borrowings from government (b)	—	—	3,624,597

	$91,000,000	$—	$3,624,597

Long-term debt(c):
2005	$191,986,372	$191,984,230	$156,490,723
2006	265,267,355	191,984,230	156,490,723
2007	169,273,861	95,992,115	78,245,362
2008	73,280,572	—	—
2009	36,640,286	—	—

	736,448,446	479,960,575	391,226,808

Less: current maturities of long-term debt	191,986,372	—	—

Non-current maturities of long-term debt	$544,462,074	$479,960,575	$391,226,808

(a)	Short-term borrowings from commercial bank

As of December 31, 2003, the Company had five short-term agreements that provided borrowings totalling up to $210,615,750 on a revolving credit basis. At December 31, 2003, the Company has not borrowed under these agreements. Borrowings under the credit agreements are unsecured. The interest expense incurred in 2003 was $111,533, which was capitalized as additions to assets under construction. The average interest rate on the loan was 2.47% in 2003.

As of December 31, 2004, the Company had seven short-term credit agreements that provided total credit facilities up to $253,000,000 on a revolving credit basis. As of December 31, 2004, the Company had drawn down $91,000,000 under these credit agreements and $162,000,000 is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured. The interest expense incurred in 2004 was $360,071. The interest rate on the loan ranged from 1.77% to 3.57% in 2004.

(b)	Short-term borrowings from government

In 2002, the Company entered into an interest free short-term loan with Beijing Economic Technological Investment Development Corp., in an amount of $3,624,597. As of December 31, 2003, the loan has been repaid. The Company has not recorded a discount resulting from the imputed interest on the non-interest bearing short-term borrowings as management believes it does not materially impact the Company’s financial position, cash flows and results of operations.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

14.	Indebtedness - continued

(c)	Long-term debt

In December 2001, the Company entered into a long-term debt agreement for $432,000,000. The withdrawal period of the facility was 18 months starting from the loan agreement date. As of December 31, 2004, the Company has fully utilized the loan amount. In 2004, the interest rate on the loan ranges from 2.82% to 4.34%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2005 in five semi-annual installments of $86,400,000. The interest expense incurred in 2004, 2003 and 2002 was $14,014,698, $12,326,043 and $6,618,541, respectively, of which $6,396,254, $11,921,430 and $6,618,541 was capitalized as additions to assets under construction in 2004, 2003 and 2002, respectively.

The Company had a RMB denomianted line of credit of RMB396,960,000 ($47,966,466) in 2001, with the same financial institutions. As of December 31, 2004, the Company has fully drawn on the line of credit. The interest rate for the loan is calculated based on the basic rate of a five-year term loan published by the People’s Bank of China. The principal amount is repayable starting in March 2005 in five semi-annual installments of $9,593,289. The annual interest rate on the loan was 5.02% in 2004. The interest expense incurred in 2004, 2003 and 2002 was $2,451,885,$2,354,741 and $428,334, respectively, of which $1,134,784, $2,277,672 and $428,334 was capitalized as additions to assets under construction in 2004, 2003 and 2002, respectively.

In January 2004, the Company entered into the second phase long-term facility arrangement for $256,482,000 with the same financial institutions. As of December 31, 2004, the Company has fully utilized the loan. In 2004, the interest rate on the loan ranged from 2.75% to 4.34%. The interest payment is due on a semi-annual basis. The principal amount is repayable starting in March 2006 in seven semi-annual installments of $36,640,286. The interest expense incurred in 2004 was $3,890,105, of which nil was capitalized as additions to assets under construction in 2004.

In connection with the second phase long-term facility arrangement, the Company has a RMB denominated line of credit of RMB235,678,000 ($28,476,030). As of December 31, 2004, the Company has no borrowings on this line of credit.

The long-term debt arrangements contain financial covenants as defined in the loan agreement. The Company has met these covenants at December 31, 2004.

The total outstanding balance of long-term debt is collateralized by certain plant and equipment at the original cost of $2,024,799,202 at December 31, 2004.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

15.	Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. The subsidiaries incorporated in the PRC are governed by the Income Tax Law of the PRC Concerning Foreign Investment and Foreign Enterprises and various local income tax laws (the “Income Tax Laws”). Pursuant to the relevant regulation and upon approval by the governmental agency, the Company’s Shanghai, Beijing and Tianjin subsidiaries are entitled to a full exemption from Foreign Enterprise Income Tax (“FEIT”) for five years starting with the first year of positive accumulated earnings and a 50% reduction for the following five years. The Company’s other subsidiaries are subject to respective local country’s income tax law, including those of Japan, the United States of America, Taiwan and Europe. In 2004, the Company’s US subsidiary has recorded current income tax expense of $186,044 resulting from certain non-deductible stock-based compensation being allocated to such entity. The Company had minimal taxable income in Japan and Europe.

The principal components of the temporary differences are as follows:

	2004	2003	2002
Temporary differences may generate deferred tax assets are as follows:
Allowances and reserves	$11,824,717	$328,558	$16,721,931
Warranty reserve	1,875,476	—	—
Capitalized interest	—	—	892,210
Start-up costs	32,490,503	6,878,762	6,441,242
Net operating loss carry forwards	32,216,296	84,473,312	67,282,681
Other	56,622	—	326,917

	$78,463,614	$91,680,632	$91,664,981

Temporary differences may generate deferred tax liabilities are as follows:
Capitalized interest	$(11,753,459)	$(5,890,472)	$—
Unrealized exchange gain	—	(275,783)	—
Other	(146,767)	(53,430)	—

	$(11,900,226)	$(6,219,685)	$—

No deferred taxes have been recorded relating to these differences as they are expected to reverse during the tax exemption period. The tax losses carried forward as at December 31, 2004 amounted to $32,216,296 which were solely generated in PRC and will expire in 2009.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

16.	Capital stock

In 2004, the Company issued:

(1)	95,714,286 Series D convertible preference shares and a warrant to purchase 9,571,429 Series D convertible preference shares to acquire certain assets and assume certain obligations from Motorola with a fair value of $335,843,804. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering was first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $18,839,426.

(2)	914,285 Series D convertible preference shares to acquire certain software licenses with a fair value of $5,060,256 from a strategic technology partner. (see Note 10)

(3)	750,000 Series B convertible preference shares to a strategic partner with a fair value of $2,739,853. (see Note 10)

(4)	12,343 Series B convertible preference shares to a service provider which was valued at $45,090. (see Note 10)

(5)	3,030,303,000 ordinary shares in connection with the Initial Public Offing (the “IPO”)

(6)	136,640 ordinary shares to a service provider with a fair value of $17,965. (see Note 10)

(7)	23,957,830 ordinary shares to a supplier in exchange for certain equipment with a fair value of $5,222,180.

In 2003, the Company issued:

(1)	179,667,007 shares of Series C convertible preference shares and a warrant to purchase 17,966,662 Series C convertible preference shares to investors for $628,034,568 (net of issuance costs of $800,000), of which $105,000,000 was outstanding as subscriptions receivable at December 31, 2003 representing 30,000,000 Series C convertible preference shares. In 2004, the Company received a cash payment of $105,000,000 relating to the outstanding subscription receivable. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $34,585,897.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

16.	Capital stock - continued

(2)	7,142,857 shares of Series D convertible preference shares and a warrant to purchase 714,286 Series D convertible preference shares for a license agreement with an estimated fair value of $25,000,000. The accounting treatment requires a beneficial conversion feature on the Series D convertible preference shares to be calculated. The consideration received in the Series D offering were first allocated between the convertible instrument and the Series D warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary shares at the commitment date resulting in the recognition of a deemed dividend of $1,942,163.

(3)	332,993 shares of Series C convertible preference shares and a warrant to purchase 33,299 Series C convertible preference shares to investors for $1,165,432. The accounting treatment requires a beneficial conversion feature on the Series C convertible preference shares to be calculated. The proceeds received in the Series C offering were first allocated between the convertible instrument and the Series C warrant on a relative fair value basis. A calculation was then performed to determine the difference between the effective conversion price and the fair market value of the ordinary share at the commitment date resulting in the recognition of a deemed dividend of $588,569.

(4)	1,718,858 shares of Series C convertible preference shares were issued to certain employees for $6,016,072. These shares were issued at a price below their estimated fair-market value and, accordingly, the Company has recorded a compensation charge of $2,707,201.

In 2002, the Company issued:

(1)	99,450,994 shares of Series A convertible preference shares for $110,500,000, of which $95,500,000 was outstanding as subscription receivable at December 31, 2002 representing 85,950,859 Series A convertible preference shares. In 2003, the Company received a cash payment of $95,079,969 relating to the outstanding subscription receivable leaving a balance of $420,031 at December 31, 2003, representing 378,032 Series A convertible preference shares. In 2004, the Company received the remaining balance of $420,031.

(2)	42,373,000 shares of Series A-2 convertible preference shares for $50,000,140.

(3)	2,350,000 shares of Series B convertible preference shares as partial consideration for the purchase of certain intangible assets.

(4)	22,500,222 shares of Series A convertible preference shares for cash consideration of $25,000,000.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

16.	Capital stock - continued

The outstanding Series A, Series A-2, Series B, Series C and Series D convertible preference shares (“convertible preference shares”) automatically converted into an aggregate of 14,927,787,480 shares of ordinary shares, upon the IPO. All outstanding warrants and options to purchase convertible preference shares automatically converted into warrants and options to purchase ordinary shares upon completions of the IOP. Prior to their conversion into ordinary shares, the holders of convertible preference shares were entitled to participate in all dividends paid to the common stockholders on an as converted base, when and if such dividends were declared by the Board. While the convertible preference shares were outstanding, the Company was not permitted to pay any dividend with regard to any share of ordinary shares of the Company unless and until all dividends on the convertible preference shares had been paid. The holders of convertible preference shares were entitled to the same voting rights as that of holders of ordinary shares. The Series A convertible preference share, Series A-2 convertible preference shares, Series B convertible preference shares, Series C convertible preference shares and Series D convertible preference shares had aggregate liquidation preference of $1,302,060,139, $58,000,162, $7,050,000, $686,897,283 and $27,000,000, respectively, as of December 31, 2003 and had preferential rights relating to all ordinary shares.

Each Series A-1 preference share constitutes a separate class of non-transferable, non-voting, non-convertible, dividend-bearing, redeemable preference shares. The Company redeemed 219,499,674 shares of Series A-1 preference shares immediately prior to the completion of the initial public offering at the total redemption price of $2,195.

17.	Stock options

The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company. Options to purchase 998,675,840 ordinary shares and 536,566,500 of Series A convertible preference shares are authorized under the Plans. Under the terms of the plans, options are generally granted at prices equal to the fair market value as estimated by the Board of Directors, expire 10 years from the date of grant and are amortized on a straight-line basis generally over 4 years. The Company has not issued stock options under the plans since the IPO. As of December 31, 2004, options to purchase 724,297,100 shares of ordinary shares were outstanding. As of December 31, 2004, options to purchase 267,516,471 ordinary shares were available for future grant.

In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. Following the completion of the IPO, the Company began issuing stock options solely through the 2004 Option Plan. Options to purchase 1,317,000,000 ordinary shares are authorized under the 2004 Option Plan. Under the terms of the 2004 Option Plan options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant. As of December 31, 2004, options to purchase 154,389,280 ordinary shares were outstanding. As of December 31, 2004, options to purchase 1,162,110,720 ordinary shares were available for future grants.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

17.	Stock options - continued

In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provides additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. Under the 2004 EIP, the Company is authorized to issue up to 2.5% of the issued and outstanding ordinary shares immediately following the closing of its initial public offering in March 2004, which was 455,409,330 ordinary shares. As of December 31, 2004, 111,953,914 restricted share units were outstanding and 343,455,416 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights.

For stock options granted prior to the initial public offering, the Company has obtained a valuation analysis performed by an independent appraiser to reassess the determination of the market value of the Company’s ordinary and preference shares. The valuation analysis utilizes generally accepted valuation methodologies such as the income and market approach and discounted cash flow approach to value the Company’s business. As a result, stock compensation expense was recorded for the difference between the market value of the ordinary and preference shares and the exercise price of the employee stock options. Subsequent to the initial public offering, options are granted at the fair market value of the ordinary share at the date of grant. Accordingly, there was no compensation charges generated from these option grants under APB 25.

The Company recorded a stock compensation expense of $23,930,766, $11,439,514 and $3,896,927 in 2004, 2003 and 2002, respectively.

A summary of the stock option activity is as follows:

	Ordinary shares		Preference shares
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding at January 1, 2002	129,906,500	$0.01	18,862,150	$1.12
Granted	248,413,800	$0.03	25,893,280	$1.11
Exercised	(68,032,000)	$0.01	(30,154,250)	$1.11
Cancelled	(19,989,900)	$0.02	(1,740,090)	$1.11

Options outstanding at December 31, 2002	290,298,400	$0.02	12,861,090	$1.12
Granted	244,001,200	$0.06	1,289,350	$1.11
Exercised	(12,000,500)	$0.04	(2,467,900)	$1.11
Cancelled	(41,518,620)	$0.05	(1,379,200)	$1.11

Options outstanding at December 31, 2003	480,780,480	$0.04	10,303,340	$1.12
Conversion from preference shares into ordinary shares upon initial public offering	103,033,400	$0.11	(10,303,340)	$1.11
Granted	437,160,230	$0.19	—	—
Exercised	(19,366,689)	$0.05	—	—
Cancelled	(122,921,041)	$0.10	—	—

Options outstanding at December 31, 2004	878,686,380	$0.10	—

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

17.	Stock options - continued

The weighted average per-share fair value of options as of the grant date was as follows:

	2004	2003	2002
Ordinary shares	$0.17	$0.13	$0.04
Preference shares	—	$0.70	$0.55

The following table summarizes information with respect to stock options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
Ordinary shares:
$0.01	102,342,800	6.82 years	$0.01	28,732,650	$0.01
$0.02	72,638,840	7.37 years	$0.02	7,409,930	$0.02
$0.05	201,317,170	8.09 years	$0.05	10,230,750	$0.05
$0.10-0.11	271,527,600	8.38 years	$0.10	47,493,718	$0.11
$0.20-0.28	184,792,220	9.45 years	$0.24	125,000	$0.26
$0.31-0.35	46,067,750	9.18 years	$0.35	45,466,750	$0.34

	878,686,380			139,458,798

Options to non-employees

The Company granted 23,960,000, 200,000 and 1,300,000 options to purchase ordinary shares and Nil, 15,750 and 51,200 options to purchase preference shares to its external consultants in exchange for certain services in 2004, 2003 and 2002, respectively. The Company recorded a stock compensation expense of $765,557, $26,296 and $23,383 in 2004, 2003 and 2002, respectively, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2004		2003		2002
Average risk free rate of return	2.64%		2.94%		3.68%
Weighted average contractual option life	0.5-4 yea	rs	4 year	s	4 yea	rs
Volatility rate	52.45%		67.99%		76.32%
Dividend yield (Preference shares only)	—		8%		8%

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

17.	Stock options - continued

Restricted share units

In 2004 pursuant to the 2004 EIP, the Company granted 118,190,824 restricted share units, most of which vest over a period of 4 years. The fair value of the restricted share units at the date of grant was $26,001,981, which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $3,080,312 in 2004. The total restricted share units outstanding and unvested as December 31, 2004 were 111,953,914.

Warrants to investors

(1)	In January 2004, the Company granted Motorola a warrant to purchase 9,571,428 Series D convertible preference shares (see Notes 3&10). The warrant had an exercise price of $0.01 per share and shall become exercisable after March 31, 2005, but only if a qualified public offering was not completed prior to such date. The fair value of the warrant was approximately $27,663,780 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2004
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In March 2004, the Company completed its initial public offering with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(2)	Pursuant to the license agreements dated December 5, 2003 between the Company and Motorola (see Notes 3 & 10), the Company granted Motorola a warrant to purchase 714,286 Series D convertible preference shares. The warrants have an exercise price of $0.01 per share and shall become exercisable after March 31, 2005, but only if a qualified public offering is not completed prior to such. The fair value of the warrant was approximately $2,064,419 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

17.	Stock options - continued

Warrants to investors - continued

In March 2004, the Company completed its initial public offering with an offering price of $0.35 per share. Accordingly, the warrant expired without being exercised.

(3)	On November 20, 2003, the Company granted to one of its stockholders a warrant to purchase 33,299 Series C convertible preference shares. The warrant has an exercise price of $0.01 per share and becomes exercisable after March 31, 2005, but only if a qualified public offering is not completed prior to such date. The fair value of the warrant was approximately $93,743 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	57%
Risk-free interest rate	2%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.25 years

In February 2005, holders of the warrants to purchase Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the IPO.

(4)	Pursuant to the terms of the Series C convertible preference share agreement dated on September 8, 2003 between the Company and its stockholders, the Company has granted warrants to purchase 17,966,662 Series C convertible preference shares. The warrants have an exercise price of $0.01 per share and shall become exercisable after March 31, 2005, but only if a qualified public offering is not completed prior to such date. The fair value of the warrants was approximately $35,551,827 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

2003
Expected volatility	70%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of the warrant	1.50 years

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

18.	Stock options - continued

In February 2005, holders of the Company’s Series C convertible preference shares agreed to amend such warrants to provide that the warrants were terminated effective upon completion of the initial public offering in March 2004.

Other warrants

In 2003, the Company entered into an intellectual property development license agreement with a service provider. The service provider has granted the Company a 10 year license to use its related technology in connection with the design of certain products. In exchange for the license SMIC granted a warrant to purchase 57,143 Series B convertible preference shares at $0.35 per share. SMIC will issue the Series B convertible preference shares upon the achievement of certain test results, delivery of certain design and circuit schematics and certain other predetermined development milestones. In 2004, the Company issued 12,343 Series B convertible preference shares and 136,640 ordinary shares valued at $45,090 and $17,965, respectively, upon attaining certain milestones. As of December 31, 2004, the warrant to purchase 359,300 ordinary shares is outstanding. Accordingly, the fair market value of the warrant has been recorded at December 31, 2004 and will continue to be recorded until the service provider completes the remaining milestone, at which time each warrant relating to the completed milestone is adjusted for the last time to its then-current fair value.

The fair value of the warrant was approximately $32,387 and $129,942 at December 31, 2004 and 2003 estimated on the basis of the Black-Scholes option pricing model with the following assumptions:

	2004	2003
Expected price volatility range	52%	60%
Risk-free interest rate	4.1%	4.5%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil	Nil
Contractual life of the warrant	8.53 years	10 years

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

17.	Stock options - continued

Option to investors

Pursuant to the terms of the Series A convertible preference share agreement dated in September 2001 between the Company and certain of its shareholders, as amended (the “Purchase Agreement”), the Company granted to certain investors an option (the “Option”) to purchase an aggregate of $35,000,000 worth of Series A convertible preference shares on the same terms and conditions as those purchased by the other investors (as defined in the Purchase Agreement). The fair value of the Option was approximately $5,757,881 at the grant date, estimated on the basis of the Black-Scholes option pricing model with the following assumptions.

2003
Expected volatility	60%
Risk-free interest rate	3%
Expected dividend payment rate as a percentage of the stock price on the date of grant	Nil
Contractual life of stock option	0.75 year

In 2002, the investors exercised an option for cash consideration of $25,000,000 for 22,500,222 of Series A convertible preference shares. The remaining outstanding options expired on June 30, 2002.

Notes receivable from employees

At December 31, 2004, 2003 and 2002, the Company had notes receivable from employees related to the early exercise of employee stock options in the aggregate amount of $391,375, $36,026,073 and $36,994,608, respectively. In 2004, the Company collected $35,245,774 through the repayment of notes receivable by certain employees and the sale of the notes receivable to a third party bank. The notes are full recourse and are secured by the underlying ordinary shares and preference shares. The notes are due at various dates from year 2006 to 2008 and payable at varying rates from 3.02% to 4.28% per annum.

In 2004, 2003 and 2002, the notes earned interest in the aggregate amount of $641,173, $1,223,552 and $669,714, respectively. At December 31, 2004, 2003 and 2002 the Company has the following shares subject to repurchase:

	2004	2003	2002
Ordinary shares	203,973,224	159,288,650	144,676,450
Preference shares	Nil	28,890,560	20,318,093

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

18.	Income (loss) per share

The following table sets forth the computation of basic and diluted income (loss) per share for the years indicated:

	2004	2003	2002
Income (loss) attributable to holders of ordinary shares	$70,905,406	$(103,261,129)	$(102,602,913)

Basic and diluted:
Weighted average ordinary shares outstanding	14,441,917,246	241,594,670	219,117,580
Less: Weighted average ordinary shares outstanding subject to repurchase	(242,753,729)	(150,611,470)	(138,581,780)

Weighted average shares used in computing basic income (loss) per share	14,199,163,517	90,983,200	80,535,800

Effect of dilutive securities:
Weighted average preference shares outstanding	3,070,765,738	—	—
Weighted average ordinary shares outstanding subject to repurchase	242,753,729	—	—
Warrants	102,323,432	—	—
Stock options	264,409,484	—	—
Restricted shares units	54,977,166	—	—

Weighted average shares used in computing diluted income (loss) per share	17,934,393,066	90,983,200	80,535,800

Basic income (loss) per share	$0.01	$(1.14)	$(1.27)

Diluted income (loss) per share	$0.00	$(1.14)	$(1.27)

Ordinary share equivalents of warrant and stock options are calculated using the treasury stock method. Under the treasury stock method, the proceeds from the assumed conversion of options and warrants are used to repurchase outstanding ordinary shares using the average fair value for the periods.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

18.	Reconciliation of basic and diluted income (loss) per share - continued

As of December 31, 2004, the Company had 75,769,953 ordinary share equivalents outstanding that could have potentially diluted income per share in the future, but which were excluded in the computation of diluted income per share in the period, as their exercise prices were above the average market values in such period.

As of December 31, 2003 and 2002, the Company had 14,210,425,630 and 10,450,524,300 of ordinary share equivalents outstanding, respectively, that could have potentially diluted loss per share in the future, but which were excluded in the computation of diluted loss per share in 2003 and 2002, as their effect would have been antidilutive due to the net loss reported in these years.

The following table sets forth the securities comprising of these antidilutive ordinary share equivalents for the years indicated:

	December 31
	2004	2003	2002
Series A convertible preference shares	—	9,549,773,740	9,537,507,860
Series A-2 convertible preference shares	—	423,730,000	423,730,000
Series B convertible preference shares	—	25,636,360	27,520,000
Series C convertible preference shares	—	3,180,080,180	—
Series D preference shares	—	119,789,170	—
Convertible Promissory Note	—	—	42,857,140
Warrants to purchase Series B convertible preference shares	—	623,380	—
Warrants to purchase Series C convertible preference shares	—	315,000,000	—
Warrants to purchase Series D convertible preference shares	—	11,978,920	—
Warrants to purchase ordinary shares	9,584,403	—	—
Outstanding options to purchase ordinary shares	66,185,550	480,780,480	290,298,400
Outstanding options to purchase Series A convertible preference shares	—	103,033,400	128,610,900

	75,769,953	14,210,425,630	10,450,524,300

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

19.	Commitments

(a)	Purchase commitments

As of December 31, 2004 the Company had the following commitments to purchase land use rights, machinery and equipment and construction obligations. The machinery and equipment is scheduled to be delivered at the Company’s facility by December 31, 2005. The Company expects to obtain the land use rights and complete the facility construction no later than December 31, 2005.

Land use rights	$7,000,000
Facility construction	127,000,000
Machinery and equipment	419,000,000

$553,000,000

(b)	Investment commitments

As of December 31, 2004, the Company had total commitments of $79,200,000 to invest in certain joint venture projects. The Company expects to complete the cash injection of these joint venture projects in the next three years.

(c)	Royalties

Beginning in 2002, the Company has entered into several license and technology agreements with third parties. The terms of the contracts range from 3 to 10 years. The Company is subject to royalty payments based on a certain percentage of product sales, using the third parties’ technology or license. In 2004, 2003 and 2002, the Company incurred royalty expense of $6,258,709, $2,626,916 and $420,545, respectively.

Beginning in 2003, the Company has entered into several license agreements with third parties where the Company provides access to certain licensed technology. The Company will receive royalty payments based on a certain percentage of product sales using the Company’s licensed technology. In 2004 and 2003, the Company earned royalty income of $336,216 and $nil, respectively, which is included as net revenue in the statement of operations.

(d)	Operating lease as lessor

The Company owns apartment facilities that are leased to the Company’s employees at negotiated prices. The apartment rental agreement is renewed on an annual basis. The Company leases office space to non-related third parties. Office lease agreements are renewed on an annual basis as well. The total amount of rental income recorded in 2004, 2003 and 2002 was $1,740,283, $2,059,986 and $1,148,641, respectively.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

19.	Commitments - continued

(e)	Operating lease as lessee

The Company leases land use rights, gas tanks and other operational equipment under non-cancelable leases expiring at various times through 2053. Future minimum lease payments under these leases at December 31, 2004 are as follows:

Year ending
2005	$711,233
2006	684,977
2007	252,708
2008	58,030
2009	58,030
Thereafter	2,669,390

$4,434,368

The total operating lease expenses recorded in 2004, 2003 and 2002 was $2,712,909, $2,744,842 and $2,342,199, respectively.

20.	Segment and geographic information

The Company is engaged primarily in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits and other semiconductor services, and manufacturing design of semiconductor masks. In accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment, and all financial segment information required by SFAS No. 131 can be found in the consolidated financial statements.

	2004	2003	2002
Total sales:
United States	$391,433,443	$134,080,431	$15,424,733
Asia Pacific (Excluding Japan and Taiwan)	201,881,809	52,689,834	2,746,284
Japan	135,100,765	40,981,995	8,044,122
Europe	125,596,424	40,251,482	120,000
Taiwan	120,652,255	97,819,762	23,980,206

	$974,664,696	$365,823,504	$50,315,345

Revenue is attributed to countries based on headquarter of operation.

Substantially all of the Company’s long lived assets are located in the PRC.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

21.	Significant customers

The following table summarizes net revenue and accounts receivable for customers which accounted for 10% or more of our accounts receivable and net sales:

	Net revenue			Accounts receivable
	Year ended December 31,			December 31,
	2004	2003	2002	2004	2003	2002
A	13%	11%	—	8%	21%	—
B	13%	11%	17%	10%	17%	—
C	12%	12%	—	7%	9%	14%
D	11%	8%	—	15%	19%	—
E	10%	12%	1%	6%	11%	—
F	6%	—	—	15%	—	1%
G	5%	10%	25%	8%	2%	—
H	4%	—	—	12%	—	34%

22.	Litigation

In December 2003, the Company became the subject of a lawsuit in the U.S. federal district court brought by TSMC relating to alleged infringement of five U.S. patents and misappropriation of alleged trade secrets relating to methods for conducting semiconductor fab operations and manufacturing integrated circuits. After the dismissal without prejudice of the trade secret misappropriation claims by the U.S. federal district court on April 21, 2004, TSMC refiled the same claims in the California State Superior Court and alleged infringement of an additional 6 patents in the U.S. federal district court lawsuit. In August 2004, TSMC filed a complaint with the U.S. International Trade Commission (“ITC”) alleging similar trade secret misappropriation claims and asserting 3 new patent infringement claims and simultaneously filed another patent infringement suit in the U.S. federal district court on the same 3 patents as alleged in the ITC complaint.

On January 31, 2005, the Company entered into a settlement agreement which provides for the dismissal of all pending legal actions without prejudice between the two companies in the U.S. federal district court, the California State Superior Court, the ITC, and the Taiwan District Court. Under the terms of the settlement agreement, TSMC covenants not to sue the Company for itemized acts of trade secret misappropriation as alleged in the complaints, although the settlement does not grant a license to use any of TSMC’s trade secrets. Furthermore, the parties also entered into a patent cross-license agreement under which each party agreed to license the other party’s patent portfolio through December 2010. As a part of the settlement, the Company also agreed to pay TSMC an aggregate of $175 million, in installments of $30 million for each of the first five years and $25 million in the sixth year.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

22.	Litigation - continued

The Company engaged an external valuation company to determine the fair market value of the agreements relating to the intellectual property with respect to their pre-settlement and postsettlement values. Based on the valuation study, the Company recorded $23.2 million of the settlement amount as an expense in 2004 and $134.1 million of intangible assets associated with the licensed patents and trade secrets which will be recorded in the first quarter of 2005 and amortized over the estimated remaining life of the technology.

23.	Retirement Benefit

The Company’s local Chinese employees are entitled to a retirement benefit based on their basic salary upon retirement and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Company is required to make contributions to the state-managed retirement plan equivalent to 20%-22.5% of the monthly basic salary of current employees. Employees are required to make contributions equivalent to 6%-8% of their basic salary. The contribution of such an arrangement is approximately $2,502,521, $1,464,332 and $951,434 for the years ended December 31, 2004, 2003 and 2002, respectively. The retirement benefits do not apply to expatriate employees.

24.	Distribution of Profits

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required to make appropriations from net income as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to non distributable reserves which include a general reserve, an enterprise expansion reserve and a staff welfare and bonus reserve. Wholly-owned PRC subsidiaries are not required to make appropriations to the enterprise expansion reserve but appropriations to the general reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The staff welfare and bonus reserve is determined by the board of directors.

The general reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the stockholders, convert the general reserve into capital. The staff welfare and bonus reserve is used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law. Appropriations to general reserve by the Company’s PRC subsidiaries were $12,655,906 in 2004. There were no appropriations to reserves in 2003 and 2002.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

25.	Income (loss) from operations

	2004	2003	2002
Income (loss) from operations is arrived at after charging (crediting):
Auditors’ remuneration	$695,990	$134,781	$34,210
Depreciation and amortisation of property, plant and equipment	455,947,253	233,037,403	83,975,267
Amortisation of land use rights	1,013,269	867,463	561,494
Amortisation of intangible assets	14,368,025	3,461,977	990,000
Foreign currency exchange loss	1,446,113	3,418,619	2,325,473
Gain on disposal of plant and equipment	(733,822)	(8,029)	—
(Reversal of) bad debt expense	990,692	(122,378)	236,851
Inventory write-down	10,506,374	—	16,485,080
Staff costs inclusive of directors’ remuneration	$88,417,658	$61,416,841	$36,142,401

26.	Directors’ remuneration and five highest paid individuals

Directors

Details of emoluments paid by the Company to the directors of the Company in 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Non-Executive Directors

Fees	—	—	—
Salaries and other benefits	—	—	—
Stock option benefits	$221,464	$5,000	$3,000

Total emoluments	$221,464	$5,000	$3,000

	2004	2003	2002
Executive Directors

Fees	—	—	—
Stock option benefits	—	—	—
Salaries and other benefits	$190,343	$191,621	$179,579

Total emoluments	$190,343	$191,621	$179,579

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

26.	Directors’ remuneration and five highest paid individuals - continued

The emoluments of the directors were within the following bands:

	2004	2003	2002
	Number of directors	Number of directors	Number of directors
Nil to HK$1,000,000 ($128,596)	6	11	9
HK$1,000,001 ($128,596) to HK$1,500,000 ($192,894)	1	1	1
HK$1,500,001 to HK$2,000,000 ($257,192)	1	—	—

The Company granted 5,100,000, nil and 500,000 options to purchase ordinary shares of the Company to the directors in 2004, 2003 and 2002, respectively. As of December 31, 2004, nil stock option was exercised and 500,000 stock options were cancelled.

Stock option benefits were generated from granting stock options to an independent non-executive director of the Company. Other than this, none of the non-executive directors received fees or other remuneration in 2004, 2003 and 2002.

Five highest paid employees’ emoluments

The emoluments of the five highest paid individuals of the Company, one (2003: one; 2002: one) of which is a director, in 2004, 2003 and 2002 are as follows:

	2004	2003	2002
Salaries and other benefits	$573,662	$553,658	$553,658
Bonus	152,490	141,294	102,706
Stock option benefits	620,060	120,314	54,529

Total emoluments	$1,346,212	$815,266	$710,893

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

26.	Directors’ remuneration and five highest paid individuals - continued

Their emoluments of the five highest paid individuals were within the following bands:

	2004	2003	2002
	Number of individuals	Number of individuals	Number of individuals
Nil to HK$1,000,000 ($128,296)	—	—	2
HK$1,000,001 ($128,596) to HK$1,500,000 ($192,894)	4	5	3
HK$4,500,001 ($578,681) to HK$5,000,000 (642,979)	1	—	—

In 2004, 2003 and 2002, no emoluments were paid by the Company to any of the directors or the five highest paid individuals as an inducement to join or upon joining the Company or as compensation for loss of office. One director has declined an option to purchase 500,000 Ordinary Shares which the Board granted in November 2004.

27.	Dividend

Deemed dividend represents beneficial conversion feature relating to the preferential price of certain convertible equity instrument investor receives when the effective conversion price of the equity instruments is lower than the fair market value of the common stock to which the convertible equity instrument would have converted at the date of issuance. Accordingly, deemed dividend on preference shares represents the price difference between the effective conversion price of the convertible equity instrument and the ordinary share.

Other than the deemed dividend on preference shares as described above, no dividend has been paid or declared by the Company in 2004, 2003 and 2002.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain significant respects from International Financial Reporting Standards (“IFRS”). The significant difference relates principally to convertible financial instruments and assets held for sale.

(I)	IFRS requires an issuer of convertible debt instruments to classify and recognize separately the instrument’s liability and equity elements. An issuer of such instrument creates a financial liability (a contractual arrangement to deliver cash or other financial assets) and has issued an equity instrument (a call option granting the holder the right to convert into preferred stock of the issuer). Under US GAAP, the entire instruments are classified as liability. The convertible debt instrument was issued in exchange for plant and equipment. Accordingly, adjustments are made to discount on the convertible promissory note, cost of plant and equipment and to stockholder’s equity. In January 2004, the Company redeemed the convertible promissory note in cash. The increment in the costs allocated to plant and equipment was fully amortized in 2004.

(ii)	Under US GAAP, beneficial conversion feature refers to the preferential price of certain convertible equity instruments an investor receives when the effective conversion price of the equity instruments in lower than the fair market value of the common stock to which the convertible equity instrument is convertible into at the date of issuance. US GAAP requires the recognition of the difference between the effective conversion price of the convertible equity instrument and the fair market value of the common stock as a deemed dividend.

Under IFRS, this deemed dividend is not required to be recorded.

(iii)	Under IFRS, plant and equipment is initially measured at cost. Under a cost model, plant and equipment are accounted for at cost less accumulated depreciation and accumulated impairment losses. Plant and equipment will continue to be depreciated even though the Company has determined that it will be disposed of within specified period.

Under US GAAP, a long-lived asset (disposal group) to be sold is classified as held for sale in the period in which certain specified criteria are met. A long-lived asset (disposal group) classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell and is not depreciated (amortized) while it is classified as held for sale. A long-lived asset that is reclassified as held and used shall be measured individually at the lower of its (a) carrying amount before the asset (disposal group) was classified as held for sale, adjusted for any depreciation (amortization) expense that would have been recognized had the asset (disposal group) been continuously classified as held and used, or (b) fair value at the date of the subsequent decision not to sell.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

(iii)	Accordingly, adjustments are made to reclassify assets held for sale to land use rights and plant and equipment, and to record relevant depreciation expenses in the Statement of Operations in 2003.

In 2004, IFRIC issued IFRS 5 “Non-current Assets Held for Sale and Discontinued Operation”. Pursuant to IFRS 5, assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell and are not depreciated. IFRS 5 shall be applied prospectively for annual periods beginning on or after January 1, 2005. The Company earnly adopted IFRS 5 and the accumulated difference between IFRS and US GAAP was reversed in 2004.

The adjustments necessary to restate net income (loss) attributable to holders of ordinary shares and stockholders’ equity in accordance with IFRS are shown in the tables set out below.

	2004	2003	2002
Net income (loss) attributable to holders of ordinary shares as reported under US GAAP	$70,905,406	$(103,261,129)	$(102,602,913)

IFRS adjustments:
i) Amortisation of discount on convertible promissory notes		102,749	22,195
ii) Depreciation of incremental costs allocated to plant and equipment	(124,944)	—	—
iii) Depreciation related to assets held for sale	—	(674,117)	—
iv) Depreciation related to reclassification of unsold assets held for sale	674,117	—	—
v) Deemed dividend	18,839,426	37,116,625	—

Net income (loss) attributable to holders of ordinary shares under IFRS	$90,294,005	$(66,715,872)	$(102,580,718)

Net income (loss) per share under IFRS	$0.01	$(7.33)	$(12.74)

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

	2004	2003	2002
Stockholders’ equity as reported under US GAAP	$3,109,483,921	$1,485,115,445	$870,991,569

i) Depreciation of incremental costs allocated to plant and equipment	(124,944)	—	—
ii) Classification of equity portion of promissory notes	—	1,833,022	1,833,022
iii) Accumulated amortisation of discount on promissory notes	124,944	124,944	22,195
iv) Additional depreciation in respect of assets held for sale	—	(674,117)	—

Stockholders’ equity under IFRS	$3,109,483,921	$1,486,399,294	$872,846,786

	2004	2003	2002
Assets held for sale
As reported	$1,831,972	$32,591,363	$—
IFRS adjustment
Reclassification to
- land use rights, net	—	(6,744,622)	—
- plant and equipment, net	—	(25,172,624)	—
Additional depreciation	—	(674,117)	—

Under IFRS	1,831,972	—	—

Land use rights, net
As reported	39,197,774	41,935,460	49,354,292
IFRS adjustment
Reclassification from assets held for sale	—	6,744,622	—

Under IFRS	39,197,774	48,680,082	49,354,292

Plant and equipment, net
As reported	3,311,924,599	1,523,564,055	1,290,909,507
IFRS adjustment
Depreciation of incremental costs allocated to plant and equipment	(124,944)	—	—
Reclassification from assets held for sale	—	25,172,624	—
Incremental costs allocated to plant and equipment	124,944	124,944	124,944

Under IFRS	3,311,924,599	1,548,861,623	1,291,034,451

Redeemable convertible promissory note (current liability)
As reported	—	15,000,000	—
IFRS adjustment
Classification of equity portion of promissory notes	—	(1,833,022)	—

Under IFRS	—	13,166,978	—

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

	2004	2003	2002
Redeemable convertible promissory note (Long-term liabilities)
As reported	—	—	14,204,721
IFRS adjustment
Classification of equity portion of promissory notes	—	—	(1,730,273)

Under IFRS	—	—	12,474,448

Additional paid-in capital
As reported	3,289,724,885	1,835,820,085	1,139,760,359
IFRS adjustment
Classification of equity portion of promissory notes	—	1,833,022	1,833,022
Deemed dividend	(18,839,426)	(37,116,625)	—
Carry forward prior year’s adjustment on deemed dividend	(37,116,625)	—	—

Under IFRS	$3,233,768,834	$1,800,536,482	$1,141,593,381

Accumulated deficit
As reported	$136,384,949	$207,290,355	$104,029,226
IFRS adjustment
Accumulated amortisation of discount on promissory notes	(124,944)	(124,944)	(22,195)
Depreciation of incremental costs allocated to plant and equipment	124,944	—	—
Additional depreciation related to assets held for sale	—	674,117	—
Deemed dividend	(18,839,426)	37,116,625	—
Carry forward prior year’s adjustment on deem dividend	(37,116,625)	—	—

Under IFRS	80,428,898	170,722,903	104,007,031

Other income
As reported	7,547,974	6,601,741	13,701,406
IFRS adjustment
Amortisation of discount on promissory notes	—	102,749	22,195
Additional depreciation related to assets held for sale	—	(674,117)	—
Depreciation related to reclassification of unsold assets held for sale	674,117	—	—

Under IFRS	$8,222,091	$6,030,373	$13,723,601

In respect of accounting treatment for stock option, an IFRS has recently been issued to specify recognition, measurement and disclosure for equity compensation (such as stock option issued to employees). IFRS requires all share-based payment to be recognised in the financial statements using a fair value measurement basis. An expense should be recognised when good or services received are consumed. This IFRS will be effective for periods beginning on or after January 1, 2005.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

Under US GAAP the Company can account for stock-based compensation issued to employees using one of the two following methods.

(i)	Intrinsic value based method

Under the intrinsic value based method, compensation expense is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

(ii)	Fair value based method

For stock options, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option and the annual rate of quarterly dividends.

Under either approach compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

The Company has adopted the intrinsic value method of accounting for its stock options and the compensation charge recorded by the Company $27,011,078 for the year ended December 31, 2004 (2003: $11,439,514; 2002: $3,896,927). The fair value of the stock options is presented for disclosure purpose (see Note 2(v)).

Had the Company prepared the financial statements under IFRS, the Company would adopt the same policy in accounting for stock options.

In addition to the above, there are also other differences between US GAAP and IFRS relevant to the accounting policies of the Company. These differences have not led to any material differences in 2004, 2003 and 2002, and details of which are set out as below:

(a)	Inventory valuation

Inventories are carried at cost under both US GAAP and IFRS. However, if there is evidence that the net realisable value of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period. This is generally accomplished by stating such goods at a lower level commonly known as “market”.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

(a)	Inventory valuation - continued

Under US GAAP, a write-down of inventories to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances. Market under US GAAP is the lower of the replacement cost and net realizable value minus normal profit margin.

Under IFRS, a write-down of inventories to the lower of cost or market at the close of a fiscal period is a valuation allowance that can be subsequently reversed if the underlying facts and circumstances changes. Market under IFRS is net realizable value.

No significant GAAP difference is noted in 2004, 2003 and 2002.

(b)	Deferred income taxes

Deferred tax liabilities and assets are recognized for the estimated future tax effects of all temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases under both US GAAP and IFRS.

Under IFRS, a deferred tax asset is recognized to the extent that it is probable that future profits will be available to offset the deductible temporary differences or carry forward of unused tax losses and unused tax credits. Deferred tax assets and liabilities are always classified as non-currents. Under US GAAP, all deferred tax assets are recognized, subject to a valuation allowance, to the extent that it is “more likely than not” that some portion or all of the deferred tax assets will not be realized. “More likely than not” is defined as a likelihood of more than 50%.

With respect of the measurement of the deferred tax, IFRS requires recognition of the effects of a change in tax laws or rates when the change is “substantively enacted”. US GAAP requires measurement using tax laws and rates enacted at the balance sheet date.

Under IFRS, deferred tax assets and liabilities are always classified as non-current items. Under US GAAP, deferred tax liabilities and assets are classified as current or non-current based on the classification of the related asset or liability for financial reporting.

No significant GAAP difference is noted in 2004, 2003 and 2002.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

(c)	Segment reporting

Under IFRS, a listed enterprise is required to determine its primary and secondary segments on the basis of lines of business and geographical areas, and to disclose results, assets and liabilities and certain other prescribed information for each segments. The determination of primary and secondary segment is based on the dominant source of the enterprise’s business risks and returns. Accounting policies adopted for preparing and presenting the financial statements of the Company should also be adopted in reporting the segmental results and assets.

Under US GAAP, a public business enterprise is required to report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. US GAAP also permits the use of the accounting polices used for internal reporting purposes that are not necessarily consistent with the accounting policies used in consolidated financial statements.

No significant difference on reportable segment is noted.

(d)	Borrowing costs

IFRS and US GAAP requires capitalization of borrowing costs for those borrowings that are directly attributable to acquisition, construction or production of assets that necessarily take a substantial period of time to get ready for their intended use or sale. The amount to be capitalized is the borrowing cost which could theoretically have been avoided if the expenditure on the qualifying asset were not made.

Under IFRS, to the extent that funds are borrowed specifically for the purpose of obtaining a qualified asset, the amount of borrowing costs eligible for capitalization is determined as the actual borrowing costs incurred on the borrowing during the period less any investment income on the temporary investment of those borrowing. The amount of borrowing costs capitalized during the period should not exceed the amount of borrowing costs incurred during that period. The amount of borrowing costs to be capitalized under US GAAP is based solely on actual interest incurred related to actual expenditure incurred.

No significant GAAP difference is noted in 2004, 2003 and 2002.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

(e)	Impairment of asset

IFRS requires an enterprise to evaluate at each balance sheet date whether there is any indication that a long-lived asset may be impaired. If any such indication exists, an enterprise should estimate the recoverable amount of the long-lived asset. Recoverable amount is the higher of a long-lived asset’s net selling price and its value is use. Value in use is measured on a discounted present value basis. An impairment loss is recognized for the excess of the carrying amount of such assets over their recoverable amounts. A reversal of previous provision of impairment is allowed to the extent of the loss previously recognised as expense in the income statement.

Under US GAAP, long-lived assets and certain identifiable intangibles (excluding goodwill) held and used by an entity are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of a long-lived asset and certain identifiable intangibles (excluding goodwill) may not be recoverable. An impairment loss is recognized if the expected future cash flows (undiscounted) are less than the carrying amount of the assets. The impairment loss is measured based on the fair value of the long-lived assets and certain identifiable intangibles (excluding goodwill). Subsequent reversal of the loss is prohibited. Long-lived assets and certain identifiable intangibles (excluding goodwill) to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

The Company had no impairment loss under either US GAAP or IFRS in 2004, 2003 and 2002.

(f)	Research and development costs

IFRS requires, it requires classification of the costs associated with the creation of intangible assets by research phase and development phase. Costs in the research phase must always be expensed. Costs in the development phase are expensed unless the entity can demonstrate all of the following:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	its intention to complete the intangible asset and use or sell it;

•	its ability to use or sell the intangible asset;

•	how the intangible asset will generate probable future economic benefits. Among other things, the enterprise should demonstrate the existence of a market for the output of the intangible asset or the intangible asset itself or, if it is to be used internally, the usefulness of the intangible asset;

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

28.	Differences between US GAAP and International Financial Reporting Standards - continued

(f)	Research and development costs - continued

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	its ability to measure the expenditure attributable to the intangible asset during the development phase.

Under US GAAP, research and development costs are expensed as incurred except for:

•	those incurred on behalf of other parties under contractual arrangements;

•	those that are unique for enterprises in the extractive industries;

•	certain costs incurred internally in creating a computer software product to be sold, leased or otherwise marketed, whose technological feasibility is established, i.e. upon completion of a detailed program design or, in its absence, upon completion of a working model; and

•	certain costs related to the computer software developed or obtained for internal use.

The general requirement to write off expenditure on research and development as incurred is extended to research and development acquired in a business combination.

No significant difference is noted in 2004, 2003 and 2002.

(g)	Statements of cash flows

There are no material differences on statements of cash flows between US GAAP and IFRS. Under the US GAAP, interest received and paid must be classified as an operating activity. Under IFRS, interest received and paid may be classified as an operating, investing, or financing activity.

29.	Subsequent events

On May 3, 2005, the Company entered into a joint venture agreement with United Test and Assembly Center Ltd.(“UTAC”) to provide assembly and testing services in Chengdu, Sichuan Province, focusing on memory and logic devices. The Company will invest US$51 million through cash and own 51% of the joint venture company (“JV”) and UTAC will invest US$30 million through a combination of cash and other considerations including intellectual properties for a 30% stake.

Semiconductor Manufacturing International Corporation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

(In US dollars)

29	Subsequent events - continued

On May 26, 2005, SMIB entered into a five year loan facility in the aggregate principal amount of US$600 million with a syndicate of banks based in The People’s Republic of China. The draw-down period under the facility is one year. The facility is repayable in six semi-annual installments beginning in November 2007. The Company has guaranteed SMIB’s obligations under the facility, which is also secured by some of SMIB’s assets.